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AVOCATS A LA COUR
ASSOCIÉS

PIERRE SERVAN-SCHREIBER
EDEN QUAINTON
CHRISTOPHER L. BAK[redacted]

COUNSEL

PASCAL BINE
LAURENCE MITROVIC

N°. DE VEST

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October 25, 2002

BY COURIER

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Attention: Division of Corporate Finance

RE: File No. 82-3706

Dear Sirs:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b), a copy of the Company's consolidated revenues for the third trimester 2002 that the Company has made public.

The statement indicates that, at its current scope of consolidation, the Company's consolidated revenues reached €6.84 billion, as compared with €7.40 billion for the comparable period in 2001. For the activities of Schneider Electric Industries S.A.S. (Merlin Gerin, Telemecanique, Square D, and Modicron), the decline in revenues at a constant scope of consolidation and at constant exchange rates was 6.1%

At a constant scope of consolidation, the Company's revenues from activities outside of France grew to 85.2% of the Company's consolidated revenues in the first nine months of 2002, from 85.1% of such consolidated revenues for the same period in 2001.

Please do not hesitate to contact me if you have any questions in respect of this matter.

Yours sincerely,

Eden Quainton

Enc.

Schneider Electric

22/10/02 16:10

SCHNEIDER ELECTRIC SA

Société Anonyme au Capital de 1 922 080 232 Euros
Siège social : 43 / 45 boulevard Franklin Roosevelt – 92500 Rueil Malmaison
542 048 574 RCS Nanterre
SIRET 542 048 574 017 67
APE 741 J

CHIFFRE D'AFFAIRES CONSOLIDE POUR LES 9 PREMIERS MOIS 2002
(en millions d'euros)

	2002	2001 (à périmètre comparable)	2001
Premier trimestre	2 247	2 452	2 417
Deuxième trimestre	2 329	2 541	2 516
Troisième trimestre	2 268	2 465	2 472
Total	6 844	7 458	7 405
dont réalisé à l'étranger	*5 830*	*6 354*	*6 301*

A périmètre courant, le chiffre d'affaires consolidé de SCHNEIDER ELECTRIC SA s'est élevé pour les neuf premiers mois de 2001, à 6,84 milliards d'euros contre 7,40 milliards d'euros pour la même période de 2001. Pour les activités de SCHNEIDER ELECTRIC INDUSTRIES S.A.S. (Merlin Gerin, Telemecanique, Square D, Modicon), le recul à périmètre et taux de change constants est de – 6,1 %.

A structure comparable, le chiffre d'affaires consolidé réalisé à l'étranger passe de 85,1 % du chiffre d'affaires total pour les neuf premiers mois de 2001 à 85,2 % pour la même période en 2002.

ooOoo